ASPEN MANAGED FUTURES STRATEGY FUND

PROSPECTUS

CLASS A SHARES (MFBPX)

CLASS I SHARES (MFBTX)

July __, 2011

As with all mutual funds, the U.S. Securities and Exchange Commission (“SEC”) has not approved or disapproved these securities or passed upon the accuracy or adequacy of this Prospectus. Any representation to the contrary is a criminal offense.

ASPEN MANAGED FUTURES STRATEGY FUND (the “Fund”)

Investment Objective

The Fund seeks investment results that replicate as closely as possible, before fees and expenses, the price and yield performance of the Aspen Managed Futures Beta Index (the “MFBI” or “Index”).

Fees and Expenses

This table describes the fees and expenses that you may pay if you buy and hold shares of the Fund.  You may qualify for certain sales charge discounts if you and your family invest, or agree to invest in the future, at least $50,000 in the Fund.  More information about these and other discounts is available from your financial professional and in “BUYING AND REDEEMING SHARES” at page 15 of the Prospectus and “PURCHASE & REDEMPTION OF SHARES” at page 52 of the Fund’s Statement of Additional Information (“SAI”).

Shareholder Fees (fees paid directly from your investment)

	Class A	Class I
Maximum sales charge (load) on purchases (as a percentage of offering price)	5.50%[1]	None
Maximum deferred sales charge (as a percentage of the lower of original purchase price or redemption proceeds)	1.00%[1]	None
Redemption fee (as a percentage of amount redeemed within 30 days of purchase)	2.00%	2.00%

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class I
Management fees[2]	0.75%	0.75%
Distribution and service (12b-1) fees	0.25%	None
Other expenses
Other Fund expenses[3]	1.62%	1.62%
Expenses of the subsidiary	0.19%	0.19%
Total annual Fund operating expenses ~~[4]~~	2.81%	2.56%
Fee waiver and/or expense reimbursement ~~[5]~~ [4]	(1.01)%	(1.01)%
Total annual Fund operating expenses after fee waiver/expense reimbursements	1.80%	1.55%

1If you invest $1 million or more, either as a lump sum or through the Fund’s accumulation or letter of intent programs, you can purchase Class A shares without an initial sales charge (load); however, a contingent deferred sales charge (“CDSC”) of 1.00% may apply to Class A shares redeemed within the first 12 months after a purchase in excess of $1 million.

2 The Fund intends to invest a portion of its assets in a wholly owned Cayman Islands subsidiary (the “Subsidiary”).  The Subsidiary has entered into a separate advisory agreement with Aspen Partners, Ltd., the Subsidiary’s investment adviser and the Fund’s investment adviser (the “Adviser”), for the management of the Subsidiary’s portfolio pursuant to which the Subsidiary is obligated to pay the Adviser a management fee at the same rate that the Fund pays the Adviser for services provided to the Fund.  The Adviser has agreed to waive the advisory fee it receives from the Fund in an amount equal to the management fee paid by the Subsidiary.  This waiver may not be terminated or modified without the consent of the Board of the Fund.

3 “Other expenses” are based on estimated amounts for the current fiscal year.

~~4 The Fund, through the Subsidiary, intends to enter into one or more swap agreements.  Expenses associated with investments in swap agreements are indirectly borne by the Fund.  Such indirect expenses are not reflected in this table, and may affect the Fund’s performance.~~

4 ~~5~~ The Adviser has agreed to waive and/or reimburse fees or expenses in order to limit total annual Fund operating expenses after fee waiver/expense reimbursements (excluding distribution and service (12b-1) fees, shareholder services fees, acquired fund fees and expenses, brokerage expenses, interest expenses, taxes and extraordinary expenses) to 1.55% of the Fund’s average daily net assets.  This agreement is in effect through August 31, 2012.  The Fund may have to repay some of these waivers and reimbursements to the Adviser in the following three years.  This agreement may not be terminated or modified prior to this date except with the approval of the Fund’s Board of Trustees.

Principal Investment Strategies of the Fund

The Fund seeks to achieve its investment objective by investing primarily in a combination of securities and derivatives that, as a whole, are expected to produce returns that track the weekly price performance of the Index. The Fund, using a low cost “passive” or “indexing” investment approach, seeks to replicate, before fees and expenses, the performance of the Index.

The MFBI is constructed using a quantitative, rules-based model designed to replicate the trend-following and counter-trend exposure of futures markets by allocating assets to liquid futures contracts of certain financial and commodities futures markets.  The Index therefore seeks to reflect the performance of strategies and exposures common to a broad universe of futures markets, i.e., managed futures beta.

The Index currently consists of exchange-traded liquid futures contracts relating to 23 Reference Assets among four generic categories of Asset Classes as follows:

Asset Classes
	Global Equities	Global Fixed Income	Commodities	Currencies
Reference Assets	S&P 500 Index	10-Year U.S. Treasury Notes	Corn	Australian Dollar
	Nikkei 225 Index (USD)	10-Year Canadian Government Bond	Soybeans	Euro
	FTSE 100 Index	Long Gilt	Sugar	Pound Sterling
	Euro Stoxx 50 Index	Euro Bund	WTI Crude	Japanese Yen
			Heating Oil	Swiss Franc
			Copper	Canadian Dollar
			Gold	New Zealand Dollar
Silver

Quantitative Equity Strategies, LLC (the “Index Provider”) may, in its sole discretion, acting in good faith and a commercially reasonable manner, at any time remove or add Asset Classes and Reference Assets comprising the Index.

The MFBI model identifies exchange-traded futures contracts through which to establish either long or short positions among Reference Assets based upon the quantitative rules of the Index and subject to pre-defined allocation limits.  Subject to certain pre-defined non-discretionary conditions, the MFBI is rebalanced each week.

The Fund seeks a correlation over time of 0.95 or better between the Fund’s performance, before fees and expenses, and the performance of the Index.  A figure of 1.00 would represent perfect correlation.

The Fund expects to gain exposure to the equities, financial, currency and commodities markets indirectly by investing up to 25% of its net assets in a wholly owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”) which is designed to enhance the ability of the Fund to obtain exposure to equities, financial, currency and commodities markets consistent with the limits of the U.S. federal tax law requirements applicable to registered investment companies.  The Subsidiary is subject to substantially the same investment policies and investment restrictions as the Fund, except that the Subsidiary (unlike the Fund) may invest without limitation in swaps and other derivative instruments.  The Fund and the Subsidiary do not currently contemplate investing in swaps, although they each reserve the right to do so in the future.  The Fund and the Subsidiary are both advised by the Adviser.  Neither the Fund nor the Subsidiary is advised by the Index Provider.

~~The Fund, through the Subsidiary, may enter into swap agreements with one or more counterparties.   The Fund expects that the Adviser will initially select counterparties, and the Fund’s Board will review, approve or remove counterparties as it determines to be in the best interests of the Fund.  As part of its counterparty review process, the Board expects to take into account the creditworthiness of any counterparties, as well as the use of collateral accounts to minimize the counterparty risk to which the Fund may be exposed.~~

~~The Fund, through the Subsidiary, may enter into a swap agreement with Nomura International Plc, whose obligations will be guaranteed by Nomura Securities Co. Ltd.  The credit rating of Nomura Securities Co. Ltd., is A- (S&P).~~

The securities in the Fund’s portfolio are expected to consist primarily of collateral as described below.  The derivatives in the Fund’s portfolio consist primarily of financial, currency and commodity-linked derivative instruments, including exchange-traded futures ~~,~~ and forward currency contracts  ~~and swap agreements~~ ..

The Adviser also intends that the Fund will gain exposure to short equities, financial, currency and commodities futures positions and other similar transactions by tracking the Index through ~~swaps and other~~  derivative instruments.  The Fund may employ leveraging techniques to attempt to achieve its investment objective, including but not limited to maintaining a portfolio of comparable composition but greater notional value than that of the Index ~~, entering into swap agreements,~~  or through structured notes linked to the Index or its constituents.  On a day-to-day basis, the Fund may hold U.S. government securities, short-term, high quality fixed-income securities, money market instruments, money market funds, overnight and fixed-term repurchase agreements, cash and other cash equivalents with maturities of one year or less to collateralize its derivative positions.

The Adviser may engage on behalf of the Fund and the Subsidiary in regular buying and selling of portfolio securities and derivative contracts to achieve the Fund’s investment objective.

Principal Risks of the Fund

The following is a description of the principal risks of the Fund’s portfolio, which may adversely affect its net asset value and total return.  There are other circumstances

(including additional risks that are not described here) which could prevent the Fund from achieving its investment objective.  It is important to read all of the disclosure information provided and to understand that you may lose money by investing in the Fund.

The following describes the risks the Fund may bear through direct investments in securities and derivatives, as well as indirectly through investments in structured notes and the Subsidiary.

Derivatives Risk.  The Fund may use derivatives (including ~~swaps,~~  futures and forwards) to pursue its investment objective.  The Fund’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations, (ii) risk of mispricing or improper valuation, and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. These risks could cause the Fund to lose more than the principal amount invested. In addition, investments in derivatives involve leverage, which means a small percentage of assets invested in derivatives can have a disproportionately large impact on the Fund.

~~Swap Counterparty Credit Risk.   The Fund may enter into various types of derivative contracts and may enter into derivative contracts privately negotiated in the over-the-counter market. These contracts involve exposure to credit risk, since contract performance depends in part on the financial condition of the counterparty. If a privately negotiated over-the-counter contract calls for payments by the Fund, the Fund must be prepared to make such payments when due. In addition, if a counterparty’s creditworthiness declines, the Fund may not receive payments owed under the contract, or such payments may be delayed under such circumstances and the value of agreements with such counterparty can be expected to decline, potentially resulting in losses by the Fund.~~

~~Although the Fund expects that it will require swap counterparties to post collateral on an end-of-day basis, a potential counterparty default could still cause losses to the Fund if there are intra-day fluctuations in the value of the swap and the counterparty’s default renders it unable to make payments that may be due to the Fund.~~

~~The counterparty risk associated with the Fund’s investments is expected to be greater than most other funds because there are only a limited number of counterparties that the Fund will enter into swaps with and the Fund expects to use swaps as the principal means to gain exposure to the Index.  In fact, because there are so few potential counterparties, the Fund, subject to applicable law, may enter into swap transactions with as few as one counterparty at any time.  Although the Fund expects to monitor the creditworthiness of its counterparty or counterparties, there is no assurance that the Fund’s assessment will be accurate or that the Fund will anticipate counterparty default.~~

~~Swap-Related Interest Rate Risk.   The Fund, through the Subsidiary, may enter into one or more swap agreements whereby the Fund pays a return based on a floating reference interest rate, and receives a return based on a reference asset.  If the reference interest rate does not behave as anticipated, or if the reference asset does not perform as expected, the Fund may experience diminished investment returns or increased losses.~~

INVESTMENT OBJECTIVE AND PRINCIPAL INVESTMENT STRATEGIES

This section describes the Fund’s investment objective and principal investment strategies.  See “More on the Fund’s Investments and Related Risks” in this Prospectus and the Statement of Additional Information for more information about the Fund’s investments and the risks of investing.

What are the Fund’s Principal Investment Strategies?

The Fund seeks to achieve its investment objective by investing primarily in a combination of securities and derivatives that, as a whole, are expected to produce returns that track the weekly price performance of the Index. The Fund, using a low cost “passive” or “indexing” investment approach, seeks to replicate, before fees and expenses, the performance of the Index.

The MFBI is constructed using a quantitative, rules-based model designed to replicate the trend-following and counter-trend exposure of futures markets by allocating assets to liquid futures contracts of certain equities, financial, currency and commodities futures markets.  The Index therefore seeks to reflect the performance of strategies and exposures common to a broad universe of futures markets, i.e., managed futures beta.

The Index currently consists of exchange-traded liquid futures contracts relating to 23 Reference Assets among four generic categories of Asset Classes as follows:

Asset Classes
	Global Equities	Global Fixed Income	Commodities	Currencies
Reference Assets	S&P 500 Index	10-Year U.S. Treasury Notes	Corn	Australian Dollar
	Nikkei 225 Index (USD)	10-Year Canadian Government Bond	Soybeans	Euro
	FTSE 100 Index	Long Gilt	Sugar	Pound Sterling
	Euro Stoxx 50 Index	Euro Bund	WTI Crude	Japanese Yen
			Heating Oil	Swiss Franc
			Copper	Canadian Dollar
			Gold	New Zealand Dollar
Silver

Quantitative Equity Strategies, LLC (the “Index Provider”) may, in its sole discretion, acting in good faith and a commercially reasonable manner, at any time remove or add Asset Classes and Reference Assets comprising the Index.

The MFBI model identifies exchange-traded futures contracts through which to establish either long or short positions among Reference Assets based upon the quantitative rules of the Index and subject to pre-defined allocation limits.  Subject to certain pre-defined non-discretionary conditions, the MFBI is rebalanced each week.

The Fund seeks a correlation over time of 0.95 or better between the Fund’s performance, before fees and expenses, and the performance of the Index.  A figure of 1.00 would represent perfect correlation.

The Fund expects to gain exposure to the equities, financial, currency and commodities markets indirectly by investing up to 25% of its net assets in a wholly owned subsidiary of the Fund organized under the laws of the Cayman Islands (the “Subsidiary”) which is designed to enhance the ability of the Fund to obtain exposure to equities, financial, currency and commodities markets consistent with the limits of the U.S. federal tax law requirements applicable to registered investment companies.  The Subsidiary is subject to substantially the same investment policies and investment restrictions as the Fund, except that the Subsidiary (unlike the Fund) may invest without limitation in swaps and other derivative instruments.  The Fund and the Subsidiary do not currently contemplate investing in swaps, although they each reserve the right to do so in the future.  The Fund and the Subsidiary are both advised by the Adviser. Neither the Fund nor the Subsidiary is advised by the Index Provider.

~~The Fund, through the Subsidiary, may enter into swap agreements with one or more counterparties.   The Fund expects that the Adviser will initially select counterparties, and the Fund’s Board will review, approve or remove counterparties as it determines to be in the best interests of the Fund.  As part of its counterparty review process, the Board expects to take into account the creditworthiness of any counterparties, as well as the use of collateral accounts to minimize the counterparty risk to which the Fund may be exposed.~~

~~The Fund, through the Subsidiary, may enter into a swap agreement with Nomura International Plc, whose obligations will be guaranteed by Nomura Securities Co. Ltd.  The credit rating of Nomura Securities Co. Ltd., is A- (S&P).~~

The securities in the Fund’s portfolio consist primarily of collateral as described below. The derivatives in the Fund’s portfolio consist primarily of financial, currency and commodity-linked derivative instruments, including exchange-traded futures ~~,~~ and forward currency contracts  ~~and swap agreements~~ ..

The Adviser also intends that the Fund will gain exposure to short equities, financial, currency and commodity futures positions and other similar transactions by tracking the Index through ~~swaps and other~~  derivative instruments.  The Fund may employ leveraging techniques to attempt to achieve its investment objective, including but not limited to maintaining a portfolio of comparable composition but greater notional value than that of the Index, ~~entering into swap agreements,~~  or through structured notes linked to the Index or its constituents.  On a day-to-day basis, the Fund may hold U.S. government securities, short-term, high quality fixed-income securities, money market instruments, money market funds, overnight and fixed-term repurchase agreements, cash and other cash equivalents with maturities of one year or less to collateralize its derivative positions.

MORE ON THE FUND’S INVESTMENTS AND RELATED RISKS

The Fund’s investment objective and its principal investment strategies and risks are described above under “Investment Objective and Principal Investment Strategies.” This section provides additional information about the Fund’s investment strategies and portfolio management techniques the Fund may use, as well as the other risks that may affect the Fund’s portfolio.  Additional information about some of these investments and portfolio management techniques and their associated risks is included in the Fund’s Statement of Additional Information, which is available without charge upon request (see back cover).

What are the Principal Securities in which the Fund Invests?

Investments in a Wholly Owned Subsidiary

Investments in the Subsidiary are expected to provide the Fund with exposure to the commodity markets within the limitations of the Subchapter M of the Internal Revenue Code of 1986, as amended (the “Code”), and recent Internal Revenue Services (“IRS”) revenue rulings, as discussed below under “DIVIDENDS AND DISTRIBUTIONS” and “TAXES.”

It is expected that the Subsidiary will invest primarily in derivative instruments, including ~~futures contracts and~~  exchange-traded futures and forward currency contracts ~~swaps~~ .. Although the Fund may enter into these derivative instruments directly, the Fund likely will gain exposure to these derivative instruments indirectly by investing in the Subsidiary.  The Subsidiary also may invest in securities, other fixed income instruments, or cash equivalents comparable to those eligible for investment by the Fund, which are intended to serve as collateral for the Subsidiary’s derivatives positions.  To the extent that the Fund invests in the Subsidiary, it will be subject to the risks associated with those derivative instruments and other securities, which are discussed elsewhere in this Prospectus (see “What are the Principal Risks of Investing in the Fund?”), as if the Fund were investing in those derivative instruments and other securities directly rather than through the Subsidiary.

The Subsidiary is not registered under Investment Company Act of 1940, as amended (the “1940 Act”) and, unless otherwise noted in this Prospectus, is not subject to all of the investor protections of the 1940 Act.  The Subsidiary has the same investment objective and is subject to substantially the same investment policies and investment restrictions as the Fund, except that the Subsidiary (unlike the Fund) may invest without limitation in swaps, structured notes, and other derivative instruments.  The Fund and the Subsidiary do not currently contemplate investing in swaps, although they each reserve the right to do so in the future.  The Subsidiary will also be subject to the same compliance policies and procedures as the Fund.  In addition, the Fund wholly owns and controls the Subsidiary, and the Adviser acts as investment adviser to the Fund and the Subsidiary.

Futures Contracts

Futures contracts are contractual obligations to buy or sell a financial instrument, foreign currency or underlying commodity on a pre-determined future date at a specified price.  .  The purchase of a futures contract enables the Fund, during the term of the contract, to lock in a price at which it may purchase an asset and protect against a rise in prices.  Futures contracts enable the seller to lock in a price at which it may sell an asset and protect against declines in the value of the asset.

~~Swaps~~

~~Swaps are two party contracts in which the parties agree to exchange the return or interest rate on one instrument for the return of a particular reference asset.  The payment streams are calculated by reference to an agreed upon notional amount.  Swaps will normally be entered into on a net basis, i.e., the two payment streams are netted out in a cash settlement on the payment date or dates specified in the instrument, with the Fund (whether directly or through the Subsidiary) receiving or paying, as the case may be, only the net amount of the two payments.  The Fund’s obligations (whether directly or through the Subsidiary) under a swap agreement will typically be accrued daily (offset against any amounts owing to the Fund) and any accrued but unpaid net amounts owed to a swap counterparty will be covered by the maintenance of a segregated account consisting of cash or liquid securities to avoid any potential leveraging of the Fund.~~

Fixed-Income Securities

The Fund may also invest in other fixed-income securities, including U.S. and foreign government securities and affiliated and unaffiliated money market securities, including money market funds that invest in fixed-income securities.

What are the Principal Risks of Investing in the Fund?

The following provides additional information about the risks of investing in the Fund. The following describes the risks the Fund may bear through direct investments in securities and derivatives as well as indirectly through investments in structured notes.

Derivatives Risk. The Fund may use derivatives (including ~~swaps,~~  options, futures and options on futures) to enhance returns, hedge against market declines or gain exposure to certain markets or indices. The Fund’s use of derivative instruments involves risks different from, or possibly greater than, the risks associated with investing directly in securities and other traditional investments. These risks include (i) the risk that the counterparty to a derivative transaction may not fulfill its contractual obligations, (ii) risk of mispricing or improper valuation, and (iii) the risk that changes in the value of the derivative may not correlate perfectly with the underlying asset, rate or index. These risks could cause the Fund to lose more than the principal amount invested. The possible lack of a liquid secondary market for derivatives and the potential inability of the Fund to sell or otherwise close a derivatives position could expose the Fund to losses.  In addition, investments in derivatives involve leverage, which means a small percentage of assets invested in derivatives can have a disproportionately large impact on the Fund.

~~Swap Counterparty Credit Risk . The Fund is subject to credit risk on the amount the Fund expects to receive from swap agreement counterparties. If a swap counterparty defaults on its payment obligations to the Fund, this default will cause the value of your investment in the Fund to decrease.  Although the Fund expects that it will require swap counterparties to post collateral on an end-of-day basis, a potential counterparty default could still cause losses to the Fund if there are intra-day fluctuations in the value of the swap, and the counterparty’s default renders it unable to make payments that may be due to the Fund.  The counterparty risk associated with the Fund’s investments is expected to be greater than most other funds because there are only a limited number of counterparties that the Fund will enter into swaps with and the Fund expects to use swaps as the principal means to gain exposure to the Index.  In fact, because there are so few potential counterparties, the Fund, subject to applicable law, may enter into swap transactions with as few as one counterparty at any time.  Although the Fund expects to monitor the creditworthiness of its counterparty or counterparties, there is no assurance that the Fund’s assessment will be accurate or that the Fund will anticipate counterparty default.~~

~~Swap-Related Interest Rate Risk.   The Fund, through the Subsidiary, may enter into one or more swap agreements whereby the Fund pays a return based on a floating reference interest rate, and receives a return based on a reference asset.  If the reference interest rate does not behave as anticipated, or if the reference asset does not perform as expected, the Fund may experience diminished investment returns or increased losses.~~